September 9, 2016

John Reynolds Securities and Exchange Commission

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Deseo Swimwear Inc.
Amendment No. 5 to Registration Statement on Form S-1 Filed August 29, 2016 File No. 333-210419

In response to your letter dated September 2, 2016, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Deseo Swimwear Inc. (the “Company”). Amendment No. 5 to the Form S-1 is being filed concurrently with this letter.

            The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s September 2, 2016 letter in italicized text immediately before our response.

Financial Statements, page F-10

1.	We note you provide statements of operations and statements of cash flows for the three and six months ended June 30, 2016. Please present the comparable periods of the preceding fiscal year to comply with Rule 8-03 of Regulation S-X.

Response:

We have revised our disclosure on the June 30, 2016 financial statements on page F-10 to include the period from April 20, 2015 (inception) to June 30, 2015 on both the Statement of Operations and on the Statements of Cash Flow.

Sincerely,

/s/ Suzanne Cope

Chief Executive Officer